Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Avenue Toronto, ON, M5J 1T1 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON COMPLETES SUMMER EXPLORATION ACTIVITIES

Toronto, ON – October 22, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report the completion of its summer 2015 exploration activities. The program was highlighted by the expansion of the Gryphon Zone of uranium mineralization on the Wheeler River property, and the discovery of a new zone of uranium mineralization on the Murphy Lake property.

Wheeler River Property

A total of 24,468 metres of drilling was completed in 34 drill holes during the summer program at Denison’s 60% owned Wheeler River project. Seven of the drill holes were designed to complete the 50 metre x 50 metre spaced drill pattern at Gryphon and outline the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, for which chemical assay data is now available. WR-604 intersected 6.3% U3O8 over 5.5 metres (779.0 to 784.5m), followed by 11.6% U3O8 over 1.0 metres (790.0 to 791.0m) – extending the zone of mineralization approximately 50 metres in the down-dip direction. The Gryphon Zone of mineralization is now approximately 450 metres long in the down-plunge direction and 80 metres wide in the across-plunge direction. Thickness is variable due to the stacked nature of the lenses.

With the receipt of the final chemical assays from the drilling completed at the Gryphon Zone, the Company is working towards the completion of updated mineral resource estimates for the Wheeler River property before the end of 2015. The updated technical report, which is being prepared in accordance with National Instrument 43-101, will include a mineral resource estimate at Gryphon, in addition to the Phoenix Deposit which is located roughly 3 kilometres to the southwest of Gryphon. The Phoenix Deposit is currently estimated to contain an indicated mineral resource of 70.2M lbs U3O8 at a grade of 19.13% and an inferred mineral resource of 1.1M lbs U3O8 at a grade of 5.8%.

Twenty additional drill holes were completed in the general K North area surrounding the Gryphon Zone, to evaluate a variety of targets and identify additional mineralization. The best result from these targets was in drill hole WR-612, located 200 metres south of the unconformity mineralization identified on the WR-595/597 section during the winter 2015 exploration program. WR-612 intersected 2.4% U3O8 over 2.5 metres, approximately 25 metres below the unconformity.

The Wheeler River property is located between the McArthur River mine and Key Lake mill complex in the eastern portion of the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company Limited holds the remaining 10% interest.

The significant mineralized intersections from the summer program are summarized in the table below. As the drill holes are oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. The attached Figure 1 shows the location of the drill holes on an inclined longitudinal section.

Summer 2015 Wheeler River Drilling Results

Drill Hole	Down-Hole Total Gamma Probe				Assay
	From (m)	To (m)	Length (m)	eU3O8 (%)[1]	From (m)	To (m)	Length (m)	U3O8
WR-582D1[2,4,5]	558.0	565.4	7.4	0.1	560.5	568.0	7.5	0.1
WR-600D1[2,4,5]	582.0	583.0	1.0	0.1	581.0	584.0	3.0	0.1
and	585.7	593.1	7.4	0.2	586.5	594.0	7.5	0.3
WR-602[2,4]	683.0	684.0	1.0	0.4	683.0	684.0	1.0	0.8
and	705.7	706.7	1.0	0.1	705.5	707.0	1.5	0.1
and	727.8	729.6	1.8	0.5	728.5	730.0	1.5	0.7
WR-604[2,3]	779.2	783.9	4.7	3.8	779.0	784.5	5.5	6.3
and	790.0	791.1	1.1	8.4	790.0	791.0	1.0	11.6
WR-606D1[2,3,5]	533.5	535.1	1.6	1.6	534.5	536.0	1.5	2.5
WR-612[3]	530.8	532.3	1.5	2.7	529.5	532.0	2.5	2.4
WR-613[4]	606.5	610.9	4.4	0.2	607.0	611.0	4.0	0.2
WR-617A4	601.9	602.9	1.0	0.2	602.4	603.4	1.0	0.2
WR-618[4]	581.7	582.7	1.0	0.1	585.5	586.5	1.0	0.2
WR-618D1[4,5]	421.9	422.9	1.0	0.4	422.3	423.3	1.0	0.2
WR-621[4]	703.8	704.8	1.0	0.2	706.5	707.5	1.0	0.3
WR-624[3]	682.3	683.3	1.0	2.8	682.5	683.5	1.0	3.8

Notes:	1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
2. Probe results were previously released
3. Composited above a cutoff grade of 1.0% eU3O8
4. Composited above a cutoff grade of 0.05% eU3O8
5. Distances are measured from the wedge, not from surface.

Exploration Pipeline Properties

During the summer 2015 exploration program, Denison carried out exploration or geophysical surveys on nine properties, in addition to Wheeler River, within its extensive landholdings on the eastern side of the Athabasca Basin. Work on these pipeline exploration projects continues to deliver encouraging results.

At the Murphy Lake property, the first drill hole of the summer 2015 program intersected a new zone of uranium mineralization. Newly received assays for drill hole MP-15-03 returned 0.25% U3O8 over 6.0 metres from 270.0 to 276.0 metres. The mineralization at Murphy Lake is located at the sub-Athabasca unconformity and is associated with a zone of strong sandstone alteration including desilicification and clay over a hematite cap (Figure 2). Basement rocks immediately below the mineralization consist of graphitic pelitic gneisses cut by faults. As the mineralization is interpreted to be horizontal and the drill holes are steeply inclined, the true thickness is expected to be at least 75% of the intersection length. Murphy Lake is a joint venture between Denison (58.9%1 and operator) and Eros Resource Corp. (41.1%1), formerly Anthem Resources Inc.

At the Waterbury Lake property, work was focused on the Oban target area. Ground geophysical surveys completed earlier in the year improved the geological interpretation of the area and highlighted several drill targets that were tested during the summer drilling program. The best result was obtained from drill hole WL-425, which intersected 6.5 metres of elevated uranium from 239.5 to 246.0 metres that included 0.3% U3O8 over 0.5 metres and 0.1% U3O8 over 0.5 metres. Waterbury Lake is a joint venture between Denison (60%1 and operator) and the Korea Waterbury Uranium Limited Partnership (40%1).

At the 100% owned Crawford Lake property, a large zone of intense sandstone alteration along the CR-2 and CR-5 conductors was extended by the summer drilling program and has now been confirmed over a strike length of 2.9 kilometres. While no significant uranium mineralization was intersected in 2015, the volume and tenor of the alteration system is encouraging and remains a priority for future exploration activities.

[1]	Ownership interests are reported as of December 31, 2014

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix uranium deposit and Gryphon discovery, Denison’s exploration portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext 362

President and Chief Executive Officer

Sophia Shane	(604) 689-7842

Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Gryphon Zone High Grade Uranium Discovery at Wheeler River

Gryphon Zone Upper Lens Inclined Longitudinal Section (Oriented 015/45E) Oct 22, 2015

Figure 1

DENISON MINES

SW
NE
Sub-Athabasca unconformity
WR-587
WR-565
ZK-06
ZK-04
WR-585A02
WR-585A
WR-579
WR-577
WR-586
WR-568
WR-610
WR-583D1
WR-594
WR-594D2
WR-588
WR-588D1
WR-574 5.0% / 2.0 m and 1.5% / 1.0 m and 14.6% / 2.0 m
WR-574D1 (Bsmt) 1.0% / 1.0 m and 1.5% / 1.5 m and 8.1% / 1.0 m and 1.3% / 1.5 m
WR-576 0.2% / 1.0 m
WR-580 2.7% / 2.0 m
WR-575 0.5% / 2.0 m
WR-584B 7.9% / 4.5 m
WR-572 2.5% / 1.0 m and 9.5% / 1.0 m and 1.8% / 1.0 m and 2.1% / 1.0 m
WR-560 21.2% / 4.5 m (Lower Lens)
WR-624 3.8% / 1.0 m
WR-577D1 0.2% / 2.0 m and 0.5% / 1.0 m
WR-571D2 (Bsmt) 3.9% / 5.5 m and 5.0% / 1.5 m
WR-602 0.7% / 1.5 m and 0.8% / 1.0 m
WR-570 0.3% / 10.5 m and 0.3% / 3.0 m
WR-556 15.3% / 4.0 m
WR-569A 2.4% / 1.0 m and 1.1% / 1.5 m and 3.8% / 3.0 m and 13.2% / 3.5 m and 12.4% / 1.0 m and 4.9% / 9.0 m and 3.6% / 2.0 m
WR-600D1 0.3% / 7.5 m
WR-567 1.7% / 1.0 m and 1.6% / 3.0 m
Gryphon Zone
WR-582 3.8% / 3.0 m
WR-564 1.2% / 1.0 m and 1.4% / 1.0 m and 1.5% / 1.0 m and 6.6% / 2.0 m and 3.4% / 1.0 m and 1.2% / 1.0 m and 2.1% / 1.0 m
WR-582D1 0.1% / 7.5 m
WR-571 8.8% / 2.5 m and 1.9% / 1.0 m
WR-583 3.7% / 2.0 m
WR-604 6.4% / 5.5 m and 11.6% / 1.0 m
WR-583D2 1.7% / 2.5 m and 1.1% / 1.0 m and 3.6% / 1.0 m
WR-578 0.5% / 4.5 m
WR-606D1 2.5% / 1.5 m
WR-573D1 22.2% / 2.5 m and 1.5% / 1.0 m
ATHABASCA BASIN
Uranium mines and deposits
Uranium mill
50 km
Midwest, Midwest A 49 million lbs. U3O8 (Ind)
Cigar Lake 217 million lbs. U3O8 (P&P)
McArthur River (P2N) 361 million lbs. U3O8 (P&P)
Wheeler River
Phoenix Deposit 70 million lbs. U3O8 (Ind)
Key Lake Mill
Sandstone
Basement
Mineralization Grade x Thickness >1 m%
Mineralization Grade x Thickness >20 m%
Drill hole pierce point – Mineralized
Drill hole pierce point – Not significantly mineralized
Assay results pre-summer 2015 (%U3O8)
Assay results summer 2015 (%U3O8)
100 m

This figure to accompany news release dated Oct 22, 2015.